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Exhibit 99.2

        Following the announcement, on 29 September 2003, of the appointment of Mr Bruce Charles Davidson to the Board of Imperial Tobacco Group PLC, with effect from 1 October 2003, the information below is given in compliance with rule 16.4 of the Financial Services Authority Listing Rules.

        Mr Davidson has not held any Directorships in publicly quoted companies over the five years preceding the date of his appointment.

Mr Davidson:—

i)
Is not currently in a partnership nor has he been in a partnership within the 5 years immediately preceding his appointment.

ii)
Does not have any unspent convictions in relation to indictable offences.

iii)
Has not been declared bankrupt or made any voluntary arrangements with his creditors.

iv)
Has not been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

v)
Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

vi)
Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

vii)
Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

        The Company was advised that upon the appointment becoming effective Mr Davidson had the following share interests over ordinary shares of 10p each in the Company:—

Ordinary shares	Sharesave options	Contingent Rights	Aggregate Companies Act interest
123,523	1,125	90,671	215,319

        On appointment Mr Davidson acquired a non-beneficial interest in 801,838 ordinary shares of 10p each in the Company, held by the Company's Employee and Executive Benefit Trust, as potential beneficiaries of that Trust.

T M Williams

Assistant Company Secretary

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  Exhibit 99.2